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Solicitors and International Lawyers

October 16, 2015	Paul W. Boltz, Jr.
T 852 3664 6519
F 852 3664 6583

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

Re:                             Hutchison China MediTech Limited
Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of Hutchison China MediTech Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing a Registration Statement on Form F-1 via EDGAR with the Securities and Exchange Commission in connection with the Company’s proposed initial public offering of shares represented by American depositary shares.

If you have any questions regarding this filing, please call me at 011-852-3664-6519 or email me at paul.boltz@ropesgray.com.

Best regards,

/s/ Paul W. Boltz, Jr.

Paul W. Boltz, Jr.

cc:                                Christian Hogg (Hutchison China MediTech Limited)

Edith Shih (Hutchison China MediTech Limited)

Charlie Nixon (Hutchison China MediTech Limited)

Matthew Bersani (Sherman & Sterling LLP)

Hae-Ran Song (Sherman & Sterling LLP)

Partners: Daniel M. Anderson, Paul W. Boltz, Jr., Geoffrey Chan, Andrew J. Dale, James S. DeGraw, Scott A. Jalowayski,

Jae Woo Lee, James T. Lidbury, Victoria S.T. Lloyd, Michael P. Nicklin, Brian A. Schwarzwalder, Eduard Sheremeta

Senior Foreign Legal Consultants: Cori A. Lable (Massachusetts), Kim B. Nemirow (New York), Patrick S. Sinclair (New York)